SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.__1_________)*


                       Laminating Technologies, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                      Common Stock, $.01 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    513525105
              -----------------------------------------------------
                                 (CUSIP Number)
 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[XX] Rule 13d-1(c)

[  ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              Page 1 of 5 pages

CUSIP No. 513525105                   13G                    Page 2 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            319,465
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             319,465
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      319,465
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                       9.7%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.513525105             13G                    Page 3 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Capital Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             214,745
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       214,745
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      214,745

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       6.7%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


                      CO.
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                         Page 4 of 5 Pages
Item 1.     (a)   Name of Issuer:

                  Laminating Technologies, Inc.

            (b)   Address of Issuer's Principal Executive Offices:

                  7730 Roswell Road
                  Atlanta, GA  30350-4862

Item 2.     (a)   Name of Person Filing:

                  J. Morton Davis and D.H. Blair Capital Corp. ("Blair Capital") (1). The filing parties previously filed their agreement to file this statement on behalf of them.

            (b)   Address of Principal Business Office:

                  Mr. Davis' and Blair Capital's business address address is 44 Wall Street, New York, New York 10005.


            (c)   Citizenship:

                  Mr. Davis is a United States citizen. Blair Capital is incorporated in the State of Delaware.

            (d)   Title of Class of Securities:

                  Common Stock, $.01 par value ("shares")

            (e)   CUSIP Number:

                  513525105

Item 3.           Not applicable.


Item 4.           Ownership.

     (a) (b) As of December 31, 1998 Mr. Davis beneficially owns 319,465 shares or 9.7% of the Issuer's shares as follows: (i) 52,360 shares underlying a Unit Purchase Option ("UPO") to purchase 13,090 Units (2) consisting of 13,090 shares and 39,270 shares underlying 13,090 Class A Warrants and 26,180 Class B Warrants, owned by Mr. Davis, (ii) 52,360 shares underlying a UPO to purchase 13,090 Units (2) owned by D.H. Blair Investment Banking Corp. and (iii) 214,745 shares owned by D.H. Blair Capital Corp.


               As of December 31, 1998, Blair Capital is the beneficial owner of 214,745 shares or 6.7% of the Issuer's shares issued and outstanding as indicated in (iii) above.

          (c)  Mr.  Davis has sole power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by Blair Capital and Blair Investment.
____________________________________________________________________________
(1) J. Morton Davis is the sole shareholder and Chairman of the Board of Blair Capital and D.H. Blair Investment Banking Corp, ("Blair Investment"), a
Broker Dealer.

(2) Each Unit consists of one share, one Class A Warrant and one Class B Warrant. Each Class A Warrant entitles the holder to purchase one share of stock and one Class B Warrant at an exercise price of $6.50, exercisable prior to October 9, 2001. Each Class B Warrant entitles the holder to purchase one share at $8.75, exercisable prior to October 9, 2001.

                                                             Page 5 of 5 Pages



Item 10.    Certification.

            By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                   Signature

            After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: February 10, 1999


By: /s/ J. Morton Davis
   -------------------------------
    J. Morton Davis





Date: February 10, 1999
      D.H. Blair Capital Corp.


By: /s/ David Nachamie
   -------------------------------
    David Nachamie
    Treasurer